Quarterly Earnings Report                                                               February 28, 2011
            4Q10

Sales and EBITDA Increased by 55.50% and 214.20%, Respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of December 2010. Comparisons are made with the same period of 2009, unless otherwise stated. Figures may vary due to rounding practices).

  Net sales for the quarter rose 55.50% to reach $12,092.61 million
  Gross income for the period was $2,063.11 million, an increase of 157.40%
  The gross margin for the quarter was 17.06%
  Quarterly operating expenses as a percentage of sales were 14.16%
  Operating income for 4T10 reached $351.11 million, which resulted in an operating margin of 2.90% for the period
  The CCF for the quarter rose 89.49% versus the same quarter of the previous year
  Operating income plus depreciation and amortization grew 214.20% versus the same period of 2009
  In 4Q10, GCS registered an expenditure of $139.17 million in Other Expenses, which were related to the restructuring of personnel at Farmacias Ahumada, S.A.
  Net profit for the quarter was ($64.83) million, 68.18% higher than the net income reported in 4T09
  On December 31, 2010, cash and cash equivalents was $1,203.69 million

Mexico City, Mexico, February 28, 2011.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the fourth quarter of 2010.

QUARTERLY EARNINGS

In October of 2010, Grupo Casa Saba acquired 97.8% of Farmacias Ahumada, S.A.’s (FASA) capital stock for $240,870,791,038 Chilean pesos.  FASA is a Chilean based pharmacy chain with operations in Chile, Mexico, and Peru.  Therefore, as of the fourth quarter of 2010, GCS will report its results separately.

NET SALES

During the fourth quarter of 2010, GCS’s sales reached $12,092.61 million, a significant increase of 55.50%.  This was primarily the result of the acquisition of Farmacias Ahumada, S.A. in October 2010.

SALES BY DIVISION

PRIVATE PHARMA

Private Pharma sales increased 8.90% during the fourth quarter of 2010, from $6,595.00 million in 4Q09 to $7,181.76 million in 4Q10 and represented 59.39% of the Group’s total sales.

This division’s participation fell given that, as of this quarter, the sales from the pharmacies are being reported separately.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 32.70% to reach $422.10 million compared to $318.09 million in the fourth quarter of 2009.  This was mainly due to the increase in sales to various government institutions.

As a percentage of total sales, this division went from representing 4.09% in 4Q09 to 3.49% during the fourth quarter of 2010.  This decrease is due to the increase in the company’s overall sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division grew by 11.22% compared to the fourth quarter of 2009 to reach $738.44 million.  This growth was the primarily the result of an increase in offers and promotions during the holiday season that stimulated the demand for these products within the marketplace as well as the organization of events for special clients.

During the quarter, this division represented 6.11% of GCS’s total sales, 243 basis points less than in the same period of the previous year.  This decline was due to the increase in net sales.

PUBLICATIONS

CITEM, GCS’s publication distribution division, registered a 3.20% decrease in its sales during the fourth quarter of 2010. This decline was due to the fact that one of the more important editors left the marketplace.  Sales were also affected by the internal policies of several magazine publishers that required them to reduce the number of editions printed in an effort to lower their expenses.

Consequently, this division’s participation as a percentage of total sales went from 2.57% in 4Q09 to 1.60% in the fourth quarter of 2010.

RETAIL PHARMACY

The new retail pharmacy division reported sales of $3,566.98 million and accounted for 29.41% of the Group’s total sales.  Neither figure is comparable to the same quarter of the previous year.

As a result, the sales mix for the fourth quarter of 2010 was as follows:

                                                 Division                               % of Sales
                                              Private Pharma                             59.39%
                                          Government Pharma                          3.49%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  6.11%
                                                Publications                                1.60%
                                                Pharmacies                               29.41%
                                                  TOTAL                                   100.00%

GROSS INCOME

During the fourth quarter of the year, Grupo Casa Saba’s gross income rose 157.40% versus the same period of the previous year to reach $2,063.11 million.  This increase was primarily due to the fact that the distribution business was able to improve its commercial conditions with its providers in Mexico.

As a result, the company’s gross margin went from 10.31% in 4Q09 to 17.06% in 4Q10, an increase of 675 basis points.

OPERATING EXPENSES

GCS’s operating expenses reached $1,712.00 million in 4Q10, an increase of 95.70% compared to the fourth quarter of 2009.  This increase was mainly the result of the investments made by the company for the purchase of FASA.

Operating expenses represented 14.16% of GCS’s total sales in 4Q10 compared to 11.25% during the same period of the previous year.

OPERATING INCOME

Quarterly operating income for 4Q10 was $351.11 million, significantly higher than the ($73.26) million reported in 4Q09.  This was due to the fact that the increase in the gross margin was sufficient to offset the growth in the company’s operating expenses.

As a result, the operating margin for the period was 2.90%, 384 basis points higher than the (0.94%) margin registered in the fourth quarter of 2009.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 4Q10 was $462.26 million, an increase of 214.20% compared to the fourth quarter of 2009. The growth was primarily related to the recognition of FASA’s EBITDA figure.

Depreciation and amortization for the period was $111.14 million, 49.57% lower than it was during 4Q09.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the fourth quarter of 2010 was $1,203.69 million, an increase of 81.21% compared to the same period of 2009.

COMPREHENSIVE COST OF FINANCING

During the fourth quarter, the Group’s comprehensive cost of financing (CCF) reached $176.80 million, 89.49% higher than the CCF reported during 4Q09. This was primarily due to the increase in interest payments related to the credits the company obtained in order to acquire Farmacias Ahumada, S.A. as well as the interest generated from the use of short-term credits for our operations.

OTHER EXPENSES (INCOME)

During the fourth quarter of 2010, the Company registered an expense in the Other Expenses (Income) line item of $139.17 million compared to an income of $52.64 million obtained during the same period of 2009. In this case, the result was related to the restructuring of personnel in FASA.

TAX PROVISIONS

Tax provisions for the fourth quarter of 2010, were $99.97 million, 11.31% higher than the $89.81 million paid by the company during 4Q09.  Of these, $202.11 million were related to income tax payments and ($102.14) million were attributed to deferred income tax.

NET INCOME

As a result, GCS’s net income for the fourth quarter of 2010 was ($64.83) million, an increase of 68.18% compared to the fourth quarter of 2009. This was primarily due to the increase in the CCF and the extraordinary charge from the other expenses line item.

Consequently, the net margin for the period was (0.54%), 208 basis points higher than the (2.62%) net margin registered during the fourth quarter of 2009.

WORKING CAPITAL

During the fourth quarter of 2010, our accounts receivable days declined by 3.9 days from 4Q09 to reach 56.6 days.  In addition, our accounts payable days rose by 17.2 days versus 4Q09, to reach 76.2 days.  Finally, our inventory days were 80.4 days, 11.6 more days compared to the same period of the previous year.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 119 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.  With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile, Brazil and Peru.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil, Chile and Peru, as well as variations in the value of the Mexican peso as compared with the  currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	DEC 10	DEC 09	Difference

TOTAL ASSETS	32,526,741	15,087,669	17,439,072

CURRENT ASSETS	19,962,365	11,975,243	7,987,122
CASH AND CASH EQUIVALENTS	1,203,690	664,261	539,429
ACCOUNTS RECEIVABLE (NET)	7,606,955	5,228,321	2,378,634
OTHER ACCOUNTS RECEIVABLE (NET)	2,132,183	895,548	1,236,635
INVENTORIES	8,955,768	5,141,142	3,814,626
OTHER CURRENT ASSETS	63,769	45,971	17,798
INVESTMENTS IN SHARES OF SUBSIDIARIES AND	49,291	-	49,291
ASSOCIATED COMPANIES
INVESTMENTS IN SHARES OF SUBSIDIARIES AND	49,291	-	49,291

PROPERTY MACHINARY AND EQUIPMENT	3,629,778	1,355,863	2,273,914
PROPERTY	1,365,462	1,358,798	6,664
MACHINERY AND EQUIPMENT	2,713,152	471,181	2,241,971
OTHER EQUIPMENT	718,366	676,272	42,094
ACCUMULATED DEPRECIATION	1,167,202	1,150,388	16,814
DEFERRED ASSETS (NET)	6,755,802	1,491,251	5,264,551
OTHER ASSETS	2,129,506	265,312	1,864,194

TOTAL LIABILITIES	25,032,532	8,436,460	16,596,072

CURRENT LIABILITIES	22,688,185	6,679,482	16,008,703
ACCOUNTS PAYABLE	9,904,110	5,052,236	4,851,874
BANK DEBT	9,069,485	1,491,126	7,578,359
STOCK MARKET DEBT	130,889		130,889
OTHER CURRENT LIABILITIES	3,583,701	136,120	3,447,581
LONG TERM LIABILITIES	2,244,371	891,644	1,352,727
BANK DEBT	185,369	891,644	(706,275)
STOCK MARKET DEBT	2,059,002	-	2,059,002
OTHER LIABILITIES	99,976	865,334	(765,358)

SHAREHOLDER'S EQUITY	7,494,209	6,651,209	843,000

PAID-IN CAPITAL	1,993,875	1,993,875	(0)
CAPITAL STOCK	167,903	167,903	(0)
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	(0)
PREMIUM ON STOCK SOLD	869,878	869,878	(0)
CAPITAL INCREASE (DECREASE)	5,500,334	4,657,334	843,000
CUMMULATIVE RESULTS AND EQUITY RESERVE	3,792,008	3,314,856	477,152
RESERVE FOR SHARE REPURCHASE	1,062,200	1,062,200	0
NET INCOME	646,126	280,278	365,848

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos of purchasing power as of December 2010

	Jan-Dec		Jan-Dec		Variation		Oct-Dec		Oct-Dec		Variation
Income Statement	2009	% of sales	2010	% of sales	$	%	2009	% of sales	2010	% of sales	$	%
NET SALES	29,791,657	100.00%	34,829,816	100.00%	5,038,160	16.91%	7,776,736	100.00%	12,092,610	100.00%	4,315,874	55.50%
COST OF SALES	26,565,802	89.17%	30,199,786	86.71%	3,633,984	13.68%	6,975,210	89.69%	10,029,492	82.94%	3,054,282	43.79%
Gross Profit	3,225,855	10.83%	4,630,030	13.29%	1,404,174	43.53%	801,526	10.31%	2,063,118	17.06%	1,261,592	157.40%
OPERATING EXPENSES
Sales Expenses	937,907	3.15%	948,829	2.72%	10,922	1.16%	410,297	5.28%	275,351	2.28%	-134,946	(32.89%)
Administrative Expenses	1,397,223	4.69%	2,476,446	7.11%	1,079,223	77.24%	464,492	5.97%	1,436,649	11.88%	972,157	209.29%
Operating Expenses	2,335,130	7.84%	3,425,275	9.83%	1,090,145	46.68%	874,789	11.25%	1,712,000	14.16%	837,211	95.70%

Operating Income	890,725	2.99%	1,204,755	3.46%	314,030	35.26%	-73,263	(0.94%)	351,118	2.90%	424,381	NC
COMPREHENSIVE COST OF FINANCING
Interest Paid	264,479	0.89%	493,428	1.42%	228,948	86.57%	93,619	1.20%	207,701	1.72%	114,082	121.86%
Interest (Earned)	-5,076	(0.02%)	-11,771	(0.03%)	-6,695	131.89%	-1,009	(0.01%)	-5,546	(0.05%)	-4,536	449.38%
Exchange Loss (Gain)	2,840	0.01%	-218,217	(0.63%)	-221,057	NC	695	0.01%	-25,348	(0.21%)	-26,043	NC
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	262,243	0.88%	263,440	0.76%	1,196	0.46%	93,305	1.20%	176,807	1.46%	83,502	89.49%

OTHER EXPENSES (INCOME), net	136,307	0.46%	96,496	0.28%	-39,811	(29.21%)	-52,642	(0.68%)	139,178	1.15%	191,820	NC

NET INCOME BEFORE TAXES	492,175	1.65%	844,820	2.43%	352,645	71.65%	-113,926	(1.46%)	35,133	0.29%	149,058	NC

PROVISIONS FOR:
Income Tax	323,911	1.09%	300,840	0.86%	-23,071	(7.12%)	139,102	1.79%	202,118	1.67%	63,015	45.30%
Asset Tax	19,826	0.07%	0	0.00%	-19,826	(100.00%)	19,826	0.25%	0	0.00%	-19,826	(100.00%)
Deferred Income Tax	-131,840	(0.44%)	-102,146	(0.29%)	29,694	(22.52%)	-69,370	(0.89%)	-102,146	(0.84%)	-32,776	47.25%
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	254	0.00%	0	0.00%	-254	(100.00%)
Total taxes	211,896	0.71%	198,694	0.57%	-13,203	(6.23%)	89,814	1.15%	99,972	0.83%	10,158	11.31%

Net Income Before Extraordinary Items	280,278	0.94%	646,126	1.86%	365,848	130.53%	-203,739	(2.62%)	-64,839	(0.54%)	138,900	68.18%

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	280,278	0.94%	646,126	1.86%	365,848	130.53%	-203,739	(2.62%)	-64,839	(0.54%)	138,900	(68.18%)

Depreciation and Amortization	108,659	0.36%	159,435	0.46%	50,776	46.73%	220,387	2.83%	111,149	0.92%	-109,238	(49.57%)
Operating income plus Depreciation and Amortization	999,384	3.35%	1,364,191	3.92%	364,806	36.50%	147,124	1.89%	462,267	3.82%	315,143	214.20%